                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 8)

                            IMPCO TECHNOLOGIES, INC.
                                (Name of Issuer)

               Shares of Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   45255W106
                                 (CUSIP Number)

                          Questor Partners Fund, L.P.
                      Questor Side-by-Side Partners, L.P.
                             103 Springer Building
                              3411 Silverside Road
                              Wilmington, DE 19810
                                 (302) 478-6160
                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                   Copies to:

          Robert Denious                       Michael J. Coleman, Esq.
          4000 Town Center                     Shearman & Sterling
          Suite 530                            1550 El Camino Real
          Southfield, MI 48075                 Menlo Park, CA 94025
          Telephone: (248) 213-2200            Telephone: (650) 330-2200

                                March 15, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_]

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45255W106                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Partners Fund, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          451,282
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             32,411
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          451,282
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          32,411
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      483,693
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

-------------------
* Based upon 10,274,377 shares outstanding as of November 30, 2000 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 2000.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 45255W106                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Questor Side-by-Side Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS (SEE INSTRUCTIONS)
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          32,411
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             451,282
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          32,411
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          451,282
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      483,693
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      4.7%*
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
14
      PN
------------------------------------------------------------------------------

-------------------
* Based upon 10,274,377 shares outstanding as of November 30, 2000 as reported in Impco's Report on Form 10-Q for the fiscal quarter ended October 31, 2000.

          This Amendment No. 8 ("Amendment No. 8") amends the Statement on
Schedule 13D (as amended, the "Schedule 13D") filed with the Securities and Exchange Commission on June 16, 1998, as amended, by Questor Partners Fund, L.P., a Delaware limited partnership ("Questor Partners"), and Questor Side-by-Side Partners L.P., a Delaware limited partnership ("Questor SBS", and together with Questor Partners, the "Reporting Persons") with respect to shares of common stock, par value $0.001 per share (the "Common Shares"), of IMPCO Technologies, Inc., a Delaware corporation ("Impco").

          Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D. Except as indicated herein, the information set forth in the Schedule 13D remains unchanged.

Item 4.   Purpose of Transaction.
          ----------------------

          The following text is added to Item 4 of the Schedule 13D:

          "Additional closings of previously reported option exercises occurred on March 15, 2001. Pursuant to such option exercises, Questor Partners and Questor SBS sold to three persons (Robert Stemmler, President and Chief Executive Officer of Impco, Syed Hussain, Vice President of Technology and Automotive OEM Operations of Impco, and Dale Rasmussen, Senior Vice President and Secretary of Impco) an aggregate of 284,644 Common Shares at a price of $13.75 per Common Share."


Item 5.    Interest in Securities of Issuer.
           ---------------------------------

           Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (a) The table set forth below indicates the number of Common Shares owned by Questor Partners and Questor SBS. The percentage calculations are based on 10,274,377 Common Shares being outstanding as of November 30, 2000 (according to Impco's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2000).

                                              Beneficial Ownership
                            Number of            Percentage of
                          Common Shares          Common Shares
                          -------------       --------------------
Questor Partners                451,282                4.4%
Questor SBS                      32,411                0.3%
                          -------------       --------------------
Total                           483,693                4.7%
                          =============       ====================

          Except as set forth above, none of the other persons named in Item 2 above own any interests in Common Shares.

          (b) The number of Common Shares with respect to which Questor Partners and Questor SBS (i) have sole voting power, (ii) share voting power,
(iii) have sole dispositive power and (iv) share dispositive power, are listed in the responses to Items 7, 8, 9 and 10, respectively, on the cover pages filed herewith, and such responses are incorporated by reference herein.

          (c) Questor Partners and Questor SBS sold Common Shares in the following transactions (93.3% and 6.7% of the shares sold in each transaction were for the account of Questor Partners Fund, L.P. and Questor Side-by-Side Partners, L.P., respectively):

                         Number of      Price per
Date of Sale             Common Shares  Common Share       Transaction
-----------------------  -------------  ------------  ----------------------
February 27, 2001                1,500      $  25.50  Open market sale
                                 1,000      $25.6875  Open market sale
                                   900      $  25.50  Open market sale
                                   700      $25.5625  Open market sale
                                   600      $ 25.625  Open market sale
                                 6,200      $  25.50  Open market sale
                                 3,100      $  25.00  Open market sale
February 28, 2001                2,000      $25.0625  Open market sale
March 12, 2001                  85,000      $  17.00  Negotiated transaction
March 15, 2001                 284,644      $  13.75  Exercises of options
                                                        previously granted as
                                                        described in Item 4

          Except as described in this Statement on Schedule 13D, none of Questor Partners or Questor SBS or any party referred to above, has acquired or disposed of, or entered into any other transaction with respect to, any Common Shares during the past 60 days.

          (d)  None.

          (e) On March 15, 2001, Questor Partners and Questor SBS ceased to be the beneficial owners of more than five percent of the outstanding Common Shares.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

March 16, 2001               Questor Partners Fund, L.P.

                             By:  Questor General Partner, L.P.,
                                  its general partner

                             By:  Questor Principals, Inc.,
                                  its general partner


                             By:  /s/ Robert Denious
                                  ---------------------
                             Name:  Robert Denious



                             Questor Side-by-Side Partners, L.P.

                             By:  Questor Principals, Inc.,
                                  its general partner


                             By:  /s/ Robert Denious
                                  ------------------
                             Name:  Robert Denious